UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K/A
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the Year Ended December 31, 2006
NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
(Full title of the Plan)
NATIONAL FUEL GAS COMPANY
(Name of issuer of the securities held pursuant to the Plan)
6363 Main Street, Williamsville, New York 14221
(Address of principal executive office)

REQUIRED INFORMATION
1.	Plan financial statements and schedules prepared in accordance with financial reporting requirements of ERISA. See accompanying Index on next page.

2.	Signature

3.	Exhibit

Exhibit Number	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm
Explanatory Note:
      This amendment to our Annual Report on Form 11-K for the fiscal year ended December 31, 2006 is being filed to correct certain information in Note 1. This amendment does not reflect events occurring after the original filing of the Form 11-K, or update those disclosures in the Form 11-K, except to reflect the correction identified above. No other revisions have been made to the financial statements or any other information contained in the Form 11-K.

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

Page
Number
Report of Independent Registered Public Accounting Firms	1 - 2

Financial Statements:

Statement of Net Assets Available for Benefits at December 31, 2006	3

Statement of Net Assets Available for Benefits at December 31, 2005	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006 (with Comparative Totals for the Year Ended December 31, 2005)	5

Notes to Financial Statements	6 - 11

Supplemental Schedules:

Schedule of Assets Held for Investment at December 31, 2006	12

Schedule of Reportable Transactions For the Year Ended December 31, 2006	13
EX-23.1
EX-23.2

Report of Independent Registered Public Accounting Firm
To the Participants and
Plan Administrator of the
National Fuel Gas Company
Tax-Deferred Savings Plan for
Non-Union Employees
We have audited the accompanying statement of net assets available for benefits of the National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We also have audited the adjustments to the 2005 financial statements to retrospectively adopt FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as described in Note 2. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2005 financial statements of the Plan other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2005 financial statements taken as a whole.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees as of December 31, 2006 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Bonadio & Co., LLP
June 26, 2007
Buffalo, New York

Report of Independent Registered Public Accounting Firm
To the Participants and
Plan Administrator of the
National Fuel Gas Company
Tax-Deferred Savings Plan for
Non-Union Employees
We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 2, the statement of net assets available for benefits of the National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended (the 2005 financial statements before the effects of the adjustments discussed in Note 2 are not presented herein). The 2005 financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the 2005 financial statements, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 2, present fairly, in all material respects, the net assets available for benefits of the National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with U. S. generally accepted accounting principles.
We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Note 2 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Bonadio & Co., LLP.
FREED MAXICK & BATTAGLIA, CPAs, P.C.
May 18, 2006
Buffalo, New York

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006

	Employer	Participant	Total
	Directed	Directed	December 31,
	Investments	Investments	2006

Investments at fair value:

National Fuel Gas Company Common Stock Funds	$82,561,792	$27,117,993	$109,679,785

Vanguard 500 Index Fund	—	49,821,473	49,821,473

Vanguard Retirement Savings Trust	—	13,200,636	13,200,636

Vanguard Total Bond Market Index Fund	—	9,687,560	9,687,560

Vanguard European Stock Index Fund	—	8,944,681	8,944,681

Vanguard Extended Market Index Fund	—	7,574,643	7,574,643

Vanguard Prime Money Market Fund	—	5,265,653	5,265,653

Vanguard Pacific Stock Index Fund	—	3,698,869	3,698,869

Vanguard STAR Fund	—	3,110,092	3,110,092

Participant Loan Account	—	2,573,559	2,573,559

	82,561,792	130,995,159	213,556,951

Receivables:
Employer Contributions	231,388	7,698	239,086

Participant Contributions	—	172,763	172,763

Net Assets Available for Benefits at Fair Value	82,793,180	131,175,620	213,968,800

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	—	127,026	127,026

Net Assets Available for Benefits	$82,793,180	$131,302,646	$214,095,826

The accompanying notes are an integral part of these financial statements

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005

	Employer	Participant	Total
	Directed	Directed	December 31,
	Investments	Investments	2005

Investments at fair value:

National Fuel Gas Company Common Stock Funds	$67,642,218	$22,808,000	$90,450,218

Vanguard 500 Index Fund	—	44,893,661	44,893,661

Vanguard Retirement Savings Trust	—	12,941,406	12,941,406

Vanguard Total Bond Market Index Fund	—	8,923,104	8,923,104

Vanguard European Stock Index Fund	—	6,166,963	6,166,963

Vanguard Extended Market Index Fund	—	6,524,645	6,524,645

Vanguard Prime Money Market Fund	—	4,347,698	4,347,698

Vanguard Pacific Stock Index Fund	—	2,872,519	2,872,519

Vanguard STAR Fund	—	1,966,234	1,966,234

Participant Loan Account	—	2,658,339	2,658,339

	67,642,218	114,102,569	181,744,787

Receivables:
Employer Contributions	228,842	4,114	232,956

Participant Contributions	—	456,046	456,046

Net Assets Available for Benefits at Fair Value	67,871,060	114,562,729	182,433,789

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	—	170,667	170,667

Net Assets Available for Benefits	$67,871,060	$114,733,396	$182,604,456

The accompanying notes are an integral part of these financial statements

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006
(WITH COMPARATIVE TOTALS FOR THE YEAR ENDED DECEMBER 31, 2005)

			Total all Investments
	Employer	Participant	Combined
	Directed	Directed	December 31,
	Investments	Investments	2006	2005

Investment Income From National Fuel Gas Company Common Stock Funds	$2,447,977	$808,409	$3,256,386	$3,172,869

Interest and Dividend Income	—	742,024	742,024	657,396

Investment Income from Mutual Funds	—	1,991,220	1,991,220	1,595,598

Total Investment Income	2,447,977	3,541,653	5,989,630	5,425,863

Net Appreciation in Fair Value of Investments	15,547,815	14,409,971	29,957,786	10,650,184

Employer Contributions	2,790,189	76,256	2,866,445	2,788,064

Participant Contributions	—	6,355,929	6,355,929	6,131,226

Participant Purchase and Loan Fees	(1,926)	(2,254)	(4,180)	(4,221)

Rollovers and Other Individual Transfers In	104,817	384,112	488,929	573,438

Payments to Participants or Beneficiaries	(5,967,200)	(8,195,969)	(14,163,169)	(9,982,752)

Transfers (to)/from Associated Funds	448	(448)	—	—

Increase in Net Assets Available for Benefits	14,922,120	16,569,250	31,491,370	15,581,802

Net Assets Available for Benefits:
Beginning of Year	67,871,060	114,733,396	182,604,456	167,022,654

End of Year	$82,793,180	$131,302,646	$214,095,826	$182,604,456

The accompanying notes are an integral part of these financial statements

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF PLAN
     General:
     The following is a brief description of the National Fuel Gas Company Tax-Deferred Savings Plan For Non-Union Employees (the Plan) provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan as permitted under Section 401(k) of the Internal Revenue Code. The Plan was adopted July 26, 1984, effective as of July 1, 1984, and has been amended and restated since that time. It is subject to the Employee Retirement Income Security Act of 1974, as amended.
     During 2003, the Board of Directors of the Company approved the merger of the National Fuel Gas Company Employees’ Thrift Plan (the “Thrift Plan”) into the Plan, in part, and into another plan, in part. Specifically, the account balances contained in the Thrift Plan’s Government Bond Fund and the Pooled Investment Contract Fund were merged into the Plan. The account balances containing the employer directed investment fund of the Thrift Plan, which consisted of National Fuel Gas Company Common Stock, were merged into another plan. The merger was effective as of August 1, 2003. Funds previously invested in the Government Bond Fund were initially invested in the Vanguard Total Bond Market Index Fund, and funds previously invested in the Pooled Investment Contract Fund were initially invested in the Vanguard Retirement Savings Trust. Former Thrift Plan participants have the option to move these funds into other investment options offered by the Plan and retain the same rights and features of the former Thrift Plan. Former Thrift Plan funds are kept separate from any funds that a participant invests directly into the Plan.
     Effective July 1, 2003, an additional Retirement Savings Account benefit was provided to certain participants in the Plan. Participants should refer to the Plan document for more complete information.
     Eligibility and Participation:
     Originally, the Plan was established for the benefit of professional, administrative or executive (i.e. salaried) employees of National Fuel Gas Company and its subsidiaries (the Company). Persons who were salaried employees on July 1, 1984, were eligible to participate at that date. Effective on various dates since July 1, 1984, most non-union non-salaried employees of the Company became eligible to participate in the Plan. New employees must complete 1,000 hours of employment and have attained age 21 in order to become eligible to participate. There are four groups of non-union employees who are eligible to participate in the Plan. Employer contributions vary by group and employee’s years of service and contribution. Certain Plan participants who have completed 12 months of employment, including at least 1,000 hours of service, attained age 21, and whose first hour of service with the Company is credited on or after July 1, 2003 are eligible for an additional retirement savings account benefit. Effective as of July 1, 2005, part-time employees known as “Customer Support Representative I” or “Customer Support Representative II” are not eligible to make salary reduction contributions to the Plan.
     Contributions:
     Participants may direct the Company to reduce their base salaries by a specified full percentage that ranges from 2% to 50%. These salary reductions are subject to certain Plan and Internal Revenue Code limitations, and the Company remits them to the Plan Trustee on the participants’ behalf. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment allocation on a daily basis. In addition, the Company makes an employer matching contribution that ranges from 1% to 6% of the participant’s base salary, depending on their participant group, years of service and rate of salary reduction contributions. Beginning January 2004 participants eligible for the Retirement Savings Account Benefit, will receive a Company contribution of 2% or 3% of the participant’s compensation (in addition to any employer matching contribution under the Plan), depending on the participant’s years of service. The Company contribution in the Retirement Savings Account is participant directed and can be directed into any of the Plan’s investment options except for the Common Stock of National Fuel Gas Company.
     “Base salary” is defined in the Plan generally to mean a participant’s base annual salary for a payroll period. An individual participant’s salary reduction contributions to the Plan are subject to ceilings imposed by the Internal Revenue Service. However, the Company matching contributions are not subject to such ceilings. The ceiling is $15,000 for 2006 and $15,500 for 2007. If a participant is age 50 or over, the ceiling increases to $20,000 for 2006 and $20,500 for 2007.
     Participants’ accounts, including all salary reduction contributions, employer matching contributions, and the earnings thereon, are at all times fully vested and nonforfeitable. Participant’s accounts within the Retirement Savings Account are 100% vested following five years of service for all pre-January 1, 2007 employer contributions, and following three years of service for all employer contributions thereafter. Forfeitures will be used to reduce Company contributions. Forfeitures amounted to $1,321 and $467 for the years ending December 31, 2006 and December 31, 2005, respectively. There were no unused forfeitures at December 31, 2006 and 2005.
     Employer Matching Contributions:
     Employer matching contributions are invested in a fund consisting primarily of the common stock of National Fuel Gas Company (National Fuel Gas Company Stock Fund B). This fund also maintains a small cash position in Vanguard Prime Money Market Fund and may also include receivables and/or payables for unsettled security transactions and receivables for accrued dividends. A separate account is maintained for each participant showing his/her interest in this fund.
     Effective January 1, 2007, participants may exchange all or a portion of their National Fuel Gas Company common stock (National Fuel Gas Company Stock Fund B) for an interest in another fund.
     Withdrawals, Loans and Distributions:
     Plan participants (or their beneficiaries) may receive distributions from the Plan upon death, retirement, disability or other termination, in accordance with a qualified domestic relations order, or in the event of hardship, subject to the Plan’s limitations and restrictions. Additionally, Plan participants may borrow from their accounts in accordance with certain Plan rules. In certain cases, participants may postpone receipt of Plan distributions.
     Former Thrift Plan Participants may, at any time, withdraw the entire value of those amounts transferred to the Plan.
     Participant Accounts:
     Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution, (b) Plan earnings, and (c) investment fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
     Administration:
     A Tax-Deferred Savings Plan Committee appointed by the Chief Executive Officer is the Administrator of the Plan. The assets of the Plan are held by the Trustee, Vanguard Fiduciary Trust Company (Vanguard).
     Plan Termination:
     Although it has not expressed any intent to do so, National Fuel Gas Company has the right to terminate, amend, or modify the Plan at any time subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Basis of Accounting:
     The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States.
     As described in Financial Accounting Standards Board (FASB) Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a common/collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The requirement of the FSP was applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.
     Investment Valuation and Income Recognition:
     National Fuel Gas Company Stock Funds A (participant directed) and B (non-participant directed) are reported on a current value basis using the quoted market value of National Fuel Gas Company common stock and the value of the cash positions and receivables at the close of the Plan year. Shareholders of National Fuel Gas Company stock have the right to give voting instructions to the Trustee with respect to the number of shares of Common Stock of National Fuel Gas Company, that are held on their behalf. Mutual funds are reported on a current value basis, using quoted market values of the investments at the close of the Plan year. The Plan’s interest in investment contracts through a common/collective trust are valued based on information reported by the investment advisor using the audited financial statements of the common/collective trust at year end. Participant loans are valued at their outstanding balances, which approximate fair value. National Fuel Gas Company stock distributed to participants is reflected at market value at the date of distribution. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in investment income.
     Risks and Uncertainties:
     The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.
     Use of Estimates:
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
     Administrative expenses:
     Expenses related to administration of the Plan and Trust are borne by the Company. The Company paid Vanguard $29,517 and $16,393, for services rendered in connection with the Plan and Trust for the years ended December 31, 2006 and December 31, 2005, respectively. Brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by the investment funds are borne by the participant. Loan origination fees and annual maintenance fees for each loan are also borne by the participant.
     Payments of Benefits:
     Benefits payments to participants are recorded upon distribution.
NOTE 3 — INCOME TAXES
     The Internal Revenue Service has determined in a letter dated September 9, 2002 that the Plan qualifies under Section 401(a) and Section 401(k) of the Internal Revenue Code of 1986, as amended. Accordingly, no provision for income taxes has been recorded. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.
NOTE 4 — PARTIES-IN-INTEREST
     The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC acts as trustee for only those investments as defined by the Plan. The Plan also invests in common stock of National Fuel Gas Company. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Investment income from parties-in-interest amounted to $5,989,630 and $5,425,863 for the years ended December 31, 2006 and December 31, 2005, respectively.
NOTE 5 – INVESTMENTS
     The following investments comprised more than 5% of Plan assets at:

	December 31,
	2006	2005
National Fuel Gas Company Common Stock Fund A (Participant Directed)	$27,117,993	$22,808,000
National Fuel Gas Company Common Stock Fund B (Non-Participant Directed)	82,561,792	67,642,218
Vanguard 500 Index Fund	49,821,473	44,893,661
Vanguard Retirement Savings Trust	13,200,636	12,941,406
     The net appreciation (depreciation) in fair value of investments including realized gains (losses) on investments sold during the years ended December 31, 2006 and 2005 are as follows:

	For the Years Ended
	December 31,
	2006	2005
National Fuel Gas Company Common Stock Fund A (Participant Directed)	$5,189,375	$2,059,061
National Fuel Gas Company Common Stock Fund B (Non-Participant Directed)	15,547,815	6,104,800
Vanguard 500 Index Fund	6,009,347	1,271,748
Vanguard Extended Market Index Fund	864,487	493,108
Vanguard Pacific Stock Index Fund	306,753	465,719
Vanguard European Stock Index Fund	1,945,620	363,026
Vanguard STAR Fund	159,371	75,510
Vanguard Total Bond Market Index Fund	(64,982)	(182,788)

	$29,957,786	$10,650,184

NOTE 6 – INVESTMENT PROGRAMS
     The funds listed below are the investment options for salary reduction contributions as of December 31, 2006.
     National Fuel Gas Stock Funds:
     The National Fuel Gas Stock Funds seek long-term growth of capital. The funds invest in National Fuel Gas stock to provide investors the possibility of long-term growth through increases in the value of the stock and the reinvestment of dividends. A small portion of the fund may also be invested in cash investments, such as money market instruments, to help accommodate daily transactions.
     Vanguard 500 Index Fund:
     The Vanguard 500 Index Fund seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks. The fund employs a “passive management” or indexing investment approach designed to track the performance of the Standard & Poor’s 500 Index, a widely recognized benchmark of U.S. stock market performance that is dominated by the stocks of large U.S. companies. The fund attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.
     Vanguard Retirement Savings Trust:
     The Vanguard Retirement Savings Trust seeks to provide current and stable income, while maintaining a stable share value of $1. The fund invests primarily in investment contracts issued by insurance companies, banks or other financial institutions, including investment contracts backed by high-quality fixed income securities. The fund seeks to achieve its objective by diversifying among high credit-quality investments and investment contracts, which are structured to smooth market gains and losses over time.
     Vanguard Total Bond Market Index Fund:
     The Vanguard Total Bond Market Index Fund seeks to track the performance of a broad, market-weighted bond index. The fund employs a “passive management” or indexing investment approach designed to track the performance of the Lehman Brothers Aggregate Bond Index. This index measures a wide spectrum of public, investment-grade, taxable, fixed income securities in the United States. This includes government, corporate, and international dollar-denominated bonds, as well as mortgage-backed and asset-backed securities, all with maturities of more than one year.
     Vanguard European Stock Index Fund:
     The Vanguard European Stock Index Fund seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in the major markets of Europe. The fund employs a “passive management” or indexing investment approach by investing all, or substantially all, of its assets in the common stocks included in the Morgan Stanley Capital International (MSCI) Europe Index. The MSCI Europe Index is made up of common stocks of companies located in sixteen European countries, mostly companies in the United Kingdom, France, Switzerland, and Germany. Other countries represented in the index include Austria, Belgium, Denmark, Finland, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, and Sweden.
     Vanguard Extended Market Index Fund:
     The Vanguard Extended Market Index Fund seeks to track the performance of a benchmark index that measures the investment return of small and mid-capitalization stocks. The fund employs a “passive management” or indexing investment approach designed to track the performance of the Standard & Poor’s Completion Index, a broadly diversified index of small and medium sized U.S. companies. The Standard & Poor’s Completion Index contains all of the U.S. common stocks regularly traded on the New York and American Stock Exchanges, and the Nasdaq over-the-counter market, except those stocks included in the Standard & Poor’s 500 Index. The fund invests all, or substantially all, of its assets in stocks of its target index, with nearly 80% of its assets invested in the 1,200 largest stocks in its target index (covering nearly 80% of the index’s total market capitalization), and the rest of its assets in a representative sample of the remaining stocks.

     Vanguard Prime Money Market Fund:
     The Vanguard Prime Money Market Fund seeks to provide current income while maintaining liquidity and a stable share price of $1. The fund invests in high-quality, short-term money market instruments, including certificates of deposit, banker’s acceptances, commercial paper, and other money market securities. To be considered high-quality, a security generally must be rated in one of the two highest credit-quality categories for short-term securities by at least two nationally recognized rating services (or by one, if only one rating service has rated the security). If not rated, the security must be determined by Vanguard to be of quality equivalent to those in the two highest credit-quality categories. The fund will invest more than 25% of its assets in securities issued by companies in the financial services industry. The fund will maintain a dollar-weighted average maturity of 90 days or less.
     Vanguard STAR Fund:
     The Vanguard STAR Fund seeks to provide long-term capital appreciation and income. The STAR Fund invests in a diversified group of other Vanguard mutual funds, rather than in individual securities. The fund follows a balanced investment approach by placing 60% to 70% of its assets in common stocks through eight stock funds; 20% to 30% of its assets in bonds through two bond funds; and 10% to 20% of its assets in short-term investments through a short-term bond fund. The fund’s stock holdings emphasize large-capitalization stocks of domestic companies and, to a lesser extent, a diversified group of stocks in companies located outside the United States. The fund’s bond holdings focus predominately on short and long-term investment-grade corporate bonds and GNMA mortgage-backed securities.
     Vanguard Pacific Stock Index Fund:
     The Vanguard Pacific Stock Index Fund seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in the major markets of the Pacific region. The fund employs a “passive management” or indexing investment approach by investing all, or substantially all, of its assets in the common stocks included in the MSCI Pacific Index. The MSCI Pacific Index consists of common stocks of companies located in Japan, Australia, Hong Kong, Singapore, and New Zealand.
NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
     The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005 to Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$214,095,826	$182,604,456
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(127,026)	(170,667)

Net assets available for benefits per Form 5500	$213,968,800	$182,433,789

     The following is a reconciliation of the statement of changes in net assets available for benefits per the financial statements at December 31, 2006 and 2005 to Form 5500:

	2006	2005
Increase in net assets available for benefits per the financial statements	$31,491,370	$15,581,802
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	43,641	—

Increase in net assets available for benefits per Form 5500	$31,535,011	$15,581,802

SCHEDULE I
NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN FOR NON-UNION EMPLOYEES
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT
DECEMBER 31, 2006

		(c) Description of Investment
	(b) Identity of Issue,	Including Maturity Date, Rate
	Borrower, Lessor	of Interest, Collateral, Par		(e) Current
(a)	or Similar Party	or Maturity Value	(d) Cost	Value
*	National Fuel Gas Company Common Stock Funds:
	National Fuel Gas Company	Stock Fund A (985,392 units)		$27,117,993
	National Fuel Gas Company	Stock Fund B (3,000,065 units)	$45,644,532	82,561,792
		Total National Fuel Gas Company Common Stock Funds		109,679,785

	Mutual Funds:
*	Vanguard Group of	500 Index Fund
	Investment Companies	(381,511 units)		49,821,473

*	Vanguard Group of	Total Bond Market Index Fund
	Investment Companies	(969,726 units)		9,687,560

*	Vanguard Group of	European Stock Index Fund
	Investment Companies	(248,188 units)		8,944,681

*	Vanguard Group of	Extended Market Index Fund
	Investment Companies	(195,828 units)		7,574,643

*	Vanguard Group of	Prime Money Market Fund
	Investment Companies	(5,265,653 units)		5,265,653

*	Vanguard Group of	Pacific Stock Index Fund
	Investment Companies	(297,576 units)		3,698,869

*	Vanguard Group of	STAR Fund
	Investment Companies	(148,524 units)		3,110,092

		Total Vanguard Mutual Funds		88,102,971

	Common/Collective Trust (1):
*	Vanguard Group of	Retirement Savings Trust
	Investment Companies	(13,327,662 units)		13,200,636

*	National Fuel Gas Company Tax Deferred Savings Plan For Non-Union Employees	Participant Loan Account (Interest rates range from 5.0% to 12.0%).		2,573,559
	TOTAL			$213,556,951

*	Denotes known party-in-interest to the Plan.

(1)	The audited annual report for the Vanguard Retirement Savings Trust has been filed with the Department of Labor by the Vanguard Fiduciary Trust Company. The entity’s tax identification number is 23-2186884.

SCHEDULE II
NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN FOR NON-UNION EMPLOYEES
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

(b) Description of
	Asset (include						(h) Current
	Interest Rate						Value
	and Maturity				(f) Expense		of Asset on
(a) Identity of	in Case of	(c) Purchase	(d) Selling	(e) Lease	Incurred with	(g) Cost of	Transaction	(i) Net Gain
Party Involved	Loan)	Price	Price	Rental	Transaction	Asset	Date	or (Loss)
Purchase Transactions

National Fuel Gas Company	National Fuel Stock Fund B	$5,340,884	$—	$—	$—	$—	$5,340,884	$—

Sale Transactions

National Fuel Gas Company	National Fuel Stock Fund B	$—	$5,969,126	$—	$—	$3,293,458	$5,969,126	$2,675,668

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL FUEL GAS COMPANY TAX DEFERRED SAVINGS PLAN FOR NON-UNION EMPLOYEES
(Name of Plan)

By	/s/ R.J. Tanski
R.J. Tanski
Treasurer and Principal Financial Officer

By	/s/ K.M. Camiolo

K.M. Camiolo
Controller and Principal Accounting Officer
Date: July 10, 2007

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm